SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings Files Registration Statement for
Secondary Public Offering of Class A Common Stock

PANAMA CITY, May 13, 2008 — Copa Holdings, S.A. (NYSE: CPA) announced today that it has filed a registration statement with the U.S. Securities and Exchange Commission for a proposed offering of 3,977,300 Class A non-voting shares of Copa Holdings by selling shareholder Continental Airlines, Inc. (NYSE: CAL). The underwriters have an over-allotment option to purchase up to an additional 397,700 shares from Continental Airlines. After completion of the proposed offering, Continental Airlines will continue to hold approximately 1.3% of the outstanding Class A shares if the underwriters do not exercise the over-allotment option and will no longer own any Class A shares if the underwriters exercise the over-allotment option in full. Copa Holdings will not receive any proceeds from the offering.

Morgan Stanley & Co. Incorporated is acting as sole bookrunning manager and UBS Investment Bank is acting as joint lead manager of this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, e-mail: prospectus@morganstanley.com, telephone: toll free at 1-866-718-1649.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 125 daily scheduled flights among 40 destinations in 21 countries in North, Central and South America and the Caribbean from its Panama City hub. Copa provides passengers with access to flights to more than 120 other destinations through codeshare arrangements with Continental Airlines, Inc. pursuant to which each airline places its name and flight designation code on the other’s flights. Through its Panama City hub, Copa is able to consolidate passenger traffic from multiple points to serve each destination effectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 05/13/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO